Hollinger Inc.
Status Update: March 9, 2007

TORONTO, Ontario, March 9, 2007 - Hollinger Inc. ("Hollinger" or the "Company") (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as the MCTO is revoked. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On February 26, 2007 the Corporation announced that it had entered into an agreement to settle all of its disputes with five of its former directors (Messrs. Walker, Carroll, Metcalfe, Wakefield and Vale). Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors, holding an aggregate of $8.2 million in cash, have been collapsed. An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees. An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors. The balance of approximately $6.0 million plus interest was returned to the Corporation. All legal proceedings between the parties will be dismissed and the parties have released each other from all claims.

On March 1, 2007 the Court of Appeal for Ontario issued a decision denying the appeals filed by Conrad M. Black, Conrad Black Capital Corporation, Peter G. White and Peter G. White Management Limited and upholding the decision of the Ontario Superior Court of Justice which approved the plea agreement entered into between RSM Richter Inc. (“Richter”) as Receiver of The Ravelston Corporation Limited (“Ravelston”) and the United States Department of Justice. On March 5, 2007 the United States District Court, Northern District of Illinois, Eastern Division accepted the guilty plea of Ravelston in accordance with the plea agreement.

On March 1, 2007 Hollinger paid US$6.0 million of interest on the Notes, as defined below. While there are certain continuing defaults under the Notes, there are no payment defaults.

On March 7, 2007 Hollinger filed with regulatory authorities audited financial statements for its fiscal years ended December 31, 2003, December 31, 2004, December 31, 2005 and March 31, 2006 as well as interim unaudited statements for the three, six and nine month periods ended June 30, 2006, September 30, 2006, and December 31, 2006. As well, Hollinger filed its Annual Information Form for the fiscal years ended December 31, 2005 and March 31, 2006. The financial statements and Annual Information Form are available at www.sedar.com.

The presentation of the historical financial statements conforms to the terms of a decision, issued by several Canadian securities regulatory authorities at Hollinger's request, on December 7, 2006. Hollinger is now current in filing its historical financial information. Hollinger intends to apply to the Ontario Securities Commission to have the MCTO revoked.

As previously announced, Hollinger has called for a meeting of shareholders to be held on Monday May 7, 2007. The record date for the meeting is April 5, 2007.

As previously announced, on March 7, 2007 Randall Benson completed his period as Chief Restructuring Officer and as a Director of the Company.

Effective March 8, 2007, William Aziz was appointed Chief Financial Officer of the Company.

Supplemental Financial Information

As of the close of business on March 2, 2007, Hollinger and its subsidiaries - other than Sun-Times and its subsidiaries - had approximately US$29.0 million of cash or cash equivalents on hand, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Sun-Times. Based on the March 2, 2007 closing price of the shares of Class A Common Stock of Sun-Times on the NYSE of US$5.47, the market value of Hollinger's direct and indirect holdings in Sun-Times was US$86.3 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Sun-Times is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Sun-Times is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$0.5 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of certain obligations of Hollinger to indemnify two current officers. In addition, C$762,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of March 2, 2007, there was approximately US$82.0 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding. Hollinger is current on all payments due under its outstanding Senior Notes and Second Senior Notes (collectively, the "Notes"). However, it is non-compliant under the Indentures governing the Notes with respect to certain financial reporting obligations and other covenants arising from the insolvency proceedings of the Ravelston Entities (as defined below). To date, neither the trustee under the Indentures nor the holders of the Notes have taken any action as a result of such defaults.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which Ravelston and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, Richter was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to June 8, 2007.

Company Profile

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a media company with assets which include the Chicago Sun-Times newspaper, Suntimes.com and a number of community newspapers and websites serving communities in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com